QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

DOVER INVESTMENTS CORPORATION

(Name of Subject Company (Issuer))

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
DOVER ACQUISITION CORP.
FREDERICK M. WEISSBERG

(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202

(CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$17,904,903.00	$2,268.55
*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $30.50 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0127 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the bca offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or d14 Schedule and the date of its filing.

Amount Previously Paid:	2,268.55	Filing Party:	The Lawrence Weissberg Revocable Living Trust
Form or Registration No.:	005-12078	Date Filed:	9/23/2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

        Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2004, and as amended and supplemented by Amendment No. 1 filed with the SEC on October 6, 2004, by the Lawrence Weissberg Revocable Living Trust (the "Trust"), Dover Acquisition Corp. (the "Purchaser"), and Messrs. Lawrence and Frederick M. Weissberg. Purchaser has made an offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), and shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of Dover Investments Corporation, a Delaware corporation ("Dover") (the Class A Stock and the Class B Stock collectively, the "Shares"), not owned by Purchaser at a purchase price of $30.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1-10.

        N/A

Item 11. Additional Information

        Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        (1)   The Offer to Purchase, in "The Tender Offer—14. Certain Legal Matters", is hereby amended by adding to the last paragraph the following:

"On October 8, 2004, the plaintiff in the Chiarenza Litigation filed an amended complaint and a motion for summary judgment in the Delaware Court of Chancery. The amended complaint alleges, among other things, a breach of fiduciary duty by the Trust for (a) failing to take any steps to establish entire fairness in either process or price in the Offer or the Merger (collectively, the "Squeeze-Out Transaction"), (b) failing to take steps to protect Dover's public stockholders from its domination and control, and (c) failing to instruct its purported nominees on the Dover Board of Directors to affirmatively empower a truly independent Special Committee to negotiate with the Trust or implement defensive measures designed to stop the Trust from achieving the Squeeze-Out Transaction on terms that are not fair to Dover's public stockholders. The amended complaint also alleges that the individual defendants breached their fiduciary duties by, among other things, (a) failing to take such defensive measures or to negotiate with the Trust, (b) remaining neutral in the face of advice from Houlihan that the Trust's offering price is purportedly unfair, and (c) acting as the agent of the Trust throughout the entire course of the Trust's proposals. The amended complaint, among other things, seeks (a) a permanent injunction of the Squeeze-Out Transaction and, (b) in the event the Merger is completed prior to the entry of the court's judgment, rescission or an award of damages to the plaintiff and the class. The amended complaint further alleges that (a) the structure of the Squeeze-Out Transaction is inequitably coercive, (b) any appraisal remedy available in the Merger would be ineffective and unreasonably expensive for stockholders such as the plaintiff, and (c) the fair value of the Dover Common Stock is materially greater than the consideration the Trust unilaterally has determined to pay."

1

Item 12. Exhibits

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

        (a)(1)(iv)    Notice of Guaranteed Delivery.*

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

        (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.

        (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.

        (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.

        (b)    None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

*
Previously filed.

2

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

        (g)    None.

        (h)    None.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

  Items 15.

        Item 15 of the Schedule 13E-3, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

"On October 8, 2004, the plaintiff in the Chiarenza Litigation filed an amended complaint and a motion for summary judgment in the Delaware Court of Chancery. The amended complaint alleges, among other things, a breach of fiduciary duty by the Trust for (a) failing to take any steps to establish entire fairness in either process or price in the Offer or the Merger (collectively, the "Squeeze-Out Transaction"), (b) failing to take steps to protect Dover's public stockholders from its domination and control, and (c) failing to instruct its purported nominees on the Dover Board of Directors to affirmatively empower a truly independent Special Committee to negotiate with the Trust or implement defensive measures designed to stop the Trust from achieving the Squeeze-Out Transaction on terms that are not fair to Dover's public stockholders. The amended complaint also alleges that the individual defendants breached their fiduciary duties by, among other things, (a) failing to take such defensive measures or to negotiate with the Trust, (b) remaining neutral in the face of advice from Houlihan that the Trust's offering price is purportedly unfair, and (c) acting as the agent of the Trust throughout the entire course of the Trust's proposals. The amended complaint, among other things, seeks (a) a permanent injunction of the Squeeze-Out Transaction and, (b) in the event the Merger is completed prior to the entry of the court's judgment, rescission or an award of damages to the plaintiff and the class. The amended complaint further alleges that (a) the structure of the Squeeze-Out Transaction is inequitably coercive, (b) any appraisal remedy available in the Merger would be ineffective and unreasonably expensive for stockholders such as the plaintiff, and (c) the fair value of the Dover Common Stock is materially greater than the consideration the Trust unilaterally has determined to pay."

  Item 16 of Schedule 13E-3.    Exhibits

          (a),(b),(d) and (g)    This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

*
Previously filed.
+
Previously filed.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992

/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg, Trustee (Name and Title)
October 10, 2004 (Date)
DOVER ACQUISITION CORP.
/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg, Chairman and President (Name and Title)
October 10, 2004 (Date)
FREDERICK M. WEISSBERG
/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg (Name and Title)
October 10, 2004 (Date)

EXHIBIT INDEX

Item 12. Exhibits.

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

        (a)(1)(iv)    Notice of Guaranteed Delivery.*

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

        (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.

        (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.

        (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.

        (b)    None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

        (g)    None.

        (h)    None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3.    Exhibits

        (a),(b),(d) and (g)    This information is provided in Item 12 of this Schedule TO.+

        (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

        (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

        (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

        (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

QuickLinks

SIGNATURE
THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992
EXHIBIT INDEX